Exhibit 99.2

Unaudited Pro Forma Condensed Combined Financial Information of Gambling.com Group Limited for the year ended December 31, 2024
(USD in thousands)

Introduction

The following unaudited pro forma condensed combined financial information of the combined company is presented to illustrate the acquisition of Odds Holdings, Inc. by Gambling.com Group Limited (the "Company", the "Group" or "GDC").

Acquisition of Odds Holdings, Inc.

On January 1, 2025, the Company completed its acquisition (the “OddsJam Acquisition”) of 100% of the outstanding shares of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com. The OddsJam Acquisition was consummated pursuant to an Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the shareholders of Odds Holdings (the “OH Shareholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary. In connection with the OddsJam Acquisition, Odds Holdings changed its name to GDC Odds Holdings, Inc., and following the closing operates as a wholly-owned subsidiary of GDC America, Inc.

The principal reason for this acquisition was to accelerate the U.S. expansion.

The OH Shareholders received initial merger consideration of (i) $64,773 in cash (net of escrow amounts and adjustments for working capital and indebtedness, among other things) and (ii) 708,178 ordinary shares of the Company. The OH Shareholders may benefit from an additional payment of up to a maximum of $60,000 payable based on Odds Holdings’ growth in contribution in fiscal 2025, and a further potential additional payment of up to $80,000 less the 2025 performance amount payable based on Odds Holdings’ achieving a growth target in fiscal 2026. In no event is the Company obligated to pay the OH Shareholders more than $80,000 in additional payments in the aggregate for the 2025 and 2026 earn out periods. If the 2025 performance amount is less than $40,000 then it is to be paid in full by April 1, 2026. If the 2025 performance amount exceeds $40,000 then $40,000 is to be paid by April 1, 2026 and the remainder is to be paid by April 1, 2027. The 2026 performance amount shall be paid in full by April 1, 2027. The Company has the option to pay up to 50% of each of the additional payments in ordinary shares.

Effective January 1, 2025, the Company and its wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc. (the "Borrowers") entered into an Amended and Restated credit agreement (the "Wells Fargo Amended and Restated Credit Agreement") with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement, to increase the term loan commitments to $75,000 and add Odds Holdings, Inc., OddsJam, Inc., and Optic Odds, Inc. as guarantors. See the Company's annual financial statements on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission on March 20, 2025 for a complete discussion of the Wells Fargo credit facility.

Prior to the acquisition, Odds Holdings granted options to certain employees which would have vested in the ordinary course after the acquisition closing date but on or prior to December 31, 2026. These employees are eligible for a transaction bonus, provided that they remain in employment until January 1, 2027. Such costs being accrued for post-combination on a straight-line basis until the end of the service period.

During the three and six months ended June 30, 2025, the Group incurred acquisition-related costs of $378 and $703 on legal and consulting fees, which were included in general and administrative expenses. During the year ended December 31, 2024, $1,942 was expensed.

In connection with the OddsJam Acquisition, certain acquired assets were transferred to other Group subsidiaries.

Since January 1, 2025, revenue associated with the acquisition amounted to $16,992. It is impracticable for the Company to present the profit or loss of the acquired business because of shared operating costs that are incurred and managed on a group-wide basis that are not allocated to the acquiree.

Under the preliminary purchase price accounting, the Company recognized goodwill of $57,709 which is calculated as the excess of both the consideration paid and liabilities assumed as compared to the fair value of the identifiable assets acquired and represents synergies from combining Gambling.com and OddsJam operations. Goodwill is not expected to be deductible for tax purposes. The fair value of the ordinary shares issued as part of the OddsJam Acquisition reflected the closing share price as of January 1, 2025. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 1, 2025 as calculated by a third-party valuation firm. The Company expects to complete the final purchase price allocation prior to December 31, 2025.

The fair value of the contingent consideration as of January 1, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 29%-51%, (ii) discount rates ranging from 7.58%-7.72%, (iii) volatility of 62.2% as applied to forecasted performance conditions and (iv) Market Price of Risk Adjustment for EBITDA ranging from 13.1%-14%.

The fair value of the contingent consideration as of June 30, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 20% - 59%, (ii) discount rate of 9.58%, (iii) volatility of 59% as applied to forecasted performance conditions and (iv) Market Price of Risk Adjustment for EBITDA ranging from 13.3% - 14.2%.

At the end of each reporting period, the Company will remeasure the fair value of the OddsJam Acquisition contingent consideration. During the three and six months ended June 30, 2025, fair value loss on contingent consideration for the OddsJam Acquisition amounted to $21,159 and $21,632, respectively, and resulted in total contingent consideration balance of $45,162 as of June 30, 2025, out of which $37,205 was the current portion and $7,957 was the non-current portion of the contingent consideration balances, respectively. The Group expects to incur gains or losses related to change in the fair value of the contingent consideration until December 2026.

Pro Forma Information

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X and the acquisition method of accounting under the provisions of International Financial Reporting Standards 3 Business Combinations ("IFRS 3"), on the basis of GDC as the accounting acquirer and Odds Holdings as the accounting acquiree. The historical consolidated financial information in the unaudited pro forma condensed combined financial information has been adjusted to give effect to pro forma events described above.

The unaudited pro forma financial information is not necessarily indicative of what the combined company’s income statement actually would have been had the business combination been completed on January 1, 2024, nor do they purport to project the future operating results of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the business combination.

The following unaudited pro forma condensed combined income statement for the year ended December 31, 2024 present the pro forma effect of the business combination as if it has been completed on January 1, 2024. The unaudited pro forma condensed combined financial information does not include an unaudited pro forma condensed combined balance sheet as of December 31, 2024 as the business combination is already reflected in GDC's historical unaudited condensed combined consolidated statement of financial position as of June 30, 2025 as furnished on Form 6-K with the U.S. Securities and Exchange Commission on August 14, 2025.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes:

•The historical audited financial statements of GDC for the year ended December 31, 2024 as filed on Form 20-F with the U.S. Securities and Exchange Commission on March 20, 2025 and
•The historical audited consolidated financial statements of Odds Holdings for the year ended December 31, 2024, Exhibit 99.1 of this Form 6-K.

The historical audited financial statements of GDC and Odds Holdings do not include any intercompany transactions between the two entities.

The unaudited pro forma condensed combined financial information contains adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. The assumptions underlying the unaudited pro forma adjustments are described in greater detail in the accompanying notes to the unaudited pro forma combined financial information. In many cases, these assumptions were based on preliminary information and estimates.

GAMBLING.COM GROUP LIMITED
Unaudited Pro Forma Condensed Combined Income Statement
(USD in thousands, except per share amounts)

	GDC Historical	Odds Holdings Historical	Transaction Accounting Adjustments	Notes	Other Transaction Adjustments	Notes	Pro Forma Combined
Revenue	127,182	25,131	(1,300)	a.i	—		151,013
Cost of sales	(7,536)	(2,627)	—		—		(10,163)
Gross profit	119,646	22,504	(1,300)		—		140,850
Sales and marketing expenses	(41,897)	(5,313)	(4,964)	a.ii a.iii	—		(52,174)
Technology expenses	(13,949)	(3,992)	(3,533)	a.ii a.iii	—		(21,474)
General and administrative expenses	(27,645)	(5,334)	(983)	a.iii a.iv	—		(33,962)
Movements in credit losses allowance and write-offs	(480)	(67)	—		—		(547)
Operating profit	35,675	7,798	(10,780)		—		32,693
Finance income	1,570	31	—		—		1,601
Finance expenses	(3,095)	(4)	—		(5,968)	b.i	(9,067)
Income before income taxes and loss from investment in equity affiliate	34,150	7,825	(10,780)		(5,968)		25,227
Income tax charge	(3,471)	(2,087)	2,548	a.v	842	b.ii	(2,168)
Loss from investment in equity affiliate	—	(56)	—		—		(56)
Net income for the period attributable to shareholders	30,679	5,682	(8,232)		(5,126)		23,003

Income per share:
Basic	0.85						0.63
Diluted	0.84						0.62

Weighted average common shares outstanding:
Basic	36,034,115		708,178	a.vi			36,742,293
Diluted	36,337,349		708,178	a.vi			37,045,527

GAMBLING.COM GROUP LIMITED
Notes to the Unaudited Pro Forma Condensed Combined Income Statement
(USD in thousands)

Note 1. Basis of presentation

The unaudited pro forma condensed combined income statement have been prepared in accordance with Article 11 of Regulation S-X and assuming the business combination is accounted for using the acquisition method of accounting with GDC as the accounting acquirer. Under the acquisition method of accounting, the assets and liabilities of Odds Holdings are recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, is recorded as goodwill. The acquisition method of accounting is based on IFRS 3 and uses the fair value concepts defined therein. In general, IFRS 3 requires, among other things, that assets acquired, and liabilities assumed be recognized at their fair values as of the acquisition date by GDC, as the accounting acquirer.

GDC is required to allocate the acquisition cost of entities and activities through business combinations on the basis of the fair value of the acquired assets and assumed liabilities. GDC uses external valuations to determine the fair value. The valuations include management estimates and assumptions as to future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired assets and their depreciation period. Estimates made by management influence the amounts of the acquired assets and assumed liabilities and the depreciation and amortization of acquired assets in profit or loss.

IFRS 3 defines fair value, establishes a framework for measuring fair value, and sets forth a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to develop the fair value measurements. Fair value is defined in IFRS 3 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for a non-financial asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. GDC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Conversion from U.S. GAAP to IFRS

GDC’s consolidated financial statements were prepared in accordance with IFRS as issued by the IASB. The unaudited pro forma condensed combined financial information has been prepared using GDC’s significant accounting policies as set forth in its audited consolidated financial statements for the fiscal year ended December 31, 2024. Odds Holdings’ consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The accounting policies of Odds Holdings are materially consistent with GDC’s accounting policies, as such, no material adjustments have been recorded during the process of converting Odds Holdings from U.S. GAAP to IFRS.

Note 2. Preliminary purchase price allocation

The pro forma adjustments to the Unaudited Pro Forma Condensed Combined Financial Information are preliminary. The adjustment amounts are estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of December 31, 2024. These adjustments have been prepared to illustrate the estimated effect of the transaction. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the preliminary purchase price allocation and related adjustments reflected are subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed.

The following table shows the preliminary allocation of the purchase price for Odds Holdings to the acquired identifiable assets, liabilities assumed and pro forma goodwill (USD thousands):

Purchase price consideration:
Cash paid	64,773
Common shares issued, at fair value	9,971
Contingent and deferred consideration, at fair value	23,761
Total acquisition consideration	98,505
Assets acquired:
Cash and cash equivalents	1,141
Trade and other receivables	1,019
Domain names and related websites	8,200
Customer base	26,100
Acquired technology and Software	23,500
Deferred tax	1,370
Indemnification asset	792
Other current assets	127
Total assets acquired	62,249
Liabilities assumed:
Accounts payable and accrued expenses	(882)
Deferred income	(1,502)
Income tax	(1,646)
Deferred tax	(14,845)
Other indirect tax	(792)
Other current liabilities	(1,786)
Total liabilities assumed	(21,453)
Total net assets	40,796
Goodwill	57,709
Total acquisition consideration	98,505

Goodwill: Approximately $58 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the estimated fair value of the underlying net tangible and identifiable intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets. Goodwill represents future economic benefits arising from acquiring Odds Holdings primarily due to its strong market position and its assembled workforce that are not individually identified and separately recognized as intangible assets. Goodwill will not generate amortization deductions for income tax purposes.

In accordance with IFRS 3, goodwill is not amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management of the combined company determines that the value of goodwill has become impaired, an accounting charge for impairment during the quarter in which the determination is made may be recognized.

Goodwill is included in intangibles on the statement of financial position.

Note 3. Transaction Accounting Adjustments

The transaction accounting adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

i.Reflects estimated fair value adjustment for deferred revenue to align with the IFRS requirements.
ii.Reflects estimated amortization expense, calculated on a straight-line method, associated to acquired marketing related assets ($8 million), customer base ($26 million) and technology and software assets ($24 million) based on an independent third-party appraisal. The estimated useful life are 10 years for marketing related assets, 5 and 8 years for customer base and 5,6 and 8 years for technology and software assets.
iii.Reflects the difference between Odds Holdings’ historical share based payment expense of $103 thousand and the estimated expense related to the replacement bonus of $1,740 thousand granted to continuing employees as part of the acquisition. The fair value of the bonus will be recognized ratably over a post-combination service period of two years.
iv.Reflects estimated legal and consulting costs of $703 thousand which related to the transaction and incurred subsequently to the acquisition.
v.Reflects deferred tax release arising from the decrease in revenue as a result of (i) above, and income tax credit arising due to allowable expenses from the increase in amortization and additional share based payments expenses as a result of (ii) and (iii) above.
vi.Reflects the issue of ordinary shares as a payment of consideration for the acquisition.

Note 4. Other Transaction Accounting Adjustments

i.Reflects estimated interest expense assuming proceeds from debt issuance, arising from amended and restated credit agreement based on a principal balance of $59.6 million and an annual effective interest rate of 11%.
ii.Reflects income tax credit arising to allowable expenses from the increase in interest expense.